# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lafayette Square USA, Inc., CIK 0001849089
CUSIP: 50676R108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 175 SW 7TH STREET, UNIT 2307, Miami, Florida (FL), 33130-2992
Date of event which requires filing of this statement: 06/26/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001808298

## Reporting persons
- Hildene Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,879,761.09; sole dispositive power 0; shared dispositive power 2,879,761.09; aggregate amount beneficially owned 2,879,761.09 (8.4% of the class)
- Blackwell Private Loan Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,879,761.09; sole dispositive power 0; shared dispositive power 2,879,761.09; aggregate amount beneficially owned 2,879,761.09 (8.4% of the class)
- Hildene Holding Company, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,879,761.09; sole dispositive power 0; shared dispositive power 2,879,761.09; aggregate amount beneficially owned 2,879,761.09 (8.4% of the class)
- Brett Jefferson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,879,761.09; sole dispositive power 0; shared dispositive power 2,879,761.09; aggregate amount beneficially owned 2,879,761.09 (8.4% of the class)

## Item 1. Issuer
Name of issuer: Lafayette Square USA, Inc.
Address of issuer's principal executive offices: 175 SW 7TH STREET, UNIT 2307, Miami, Florida, 33130-2992

## Item 2. Person Filing
Name of person filing:
This statement is filed by (i) Blackwell Private Loan Fund, LLC ("Blackwell"); (ii) Hildene Capital Management, LLC ("HCM"); (iii) Hildene Holding Company, LLC ("HHC"); and (iv) Brett Jefferson. The foregoing are collectively referred to herein as the "Reporting Persons."

Blackwell holds securities of the Issuer.

HCM is the sole managing member of Blackwell. HHC is the sole member of HCM. Mr. Jefferson is the sole manager of HHC.
Address of principal business office or, if none, residence: The principal business address of each of Blackwell, HCM, and HHC is 333 Ludlow Street, 5th Floor, South Tower, Stamford, CT 06902. The principal business address of Mr. Jefferson is 324 Blackwell St., Suite 415, Durham, NC 27701.
Citizenship: Each of Blackwell, HCM, and HHC is a Delaware limited liability company. Mr. Jefferson is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Information in Row 9 of the respective cover pages of the Reporting Persons is incorporated into this Item 4(a) by reference.

HCM, HHC, and Mr. Jefferson each disclaims beneficial ownership of all Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose.
Percent of class:
Information in Row 11 of the respective cover pages of the Reporting Persons is incorporated into this Item 4(b) by reference.
The percentages are based on 34,293,626.65 shares of Common Stock outstanding as of June 26, 2026, as provided to the Reporting Persons by the Issuer.
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote: 2,879,761.09 for all Reporting Persons
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons
Shared power to dispose or to direct the disposition: 2,879,761.09 for all Reporting Persons

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: M&G Investment Management Limited, the sole investor in Blackwell, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all securities held by Blackwell. Except to the extent described herein, the Reporting Persons disclaim beneficial ownership of all such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hildene Capital Management, LLC: /s/ Greg Resnick, Greg Resnick/General Counsel and Chief of Staff (07/06/2026)
- Blackwell Private Loan Fund, LLC: /s/ Greg Resnick, Greg Resnick/Authorized Signer (07/06/2026)
- Hildene Holding Company, LLC: /s/ Greg Resnick, Greg Resnick/Authorized Signer (07/06/2026)
- Brett Jefferson: /s/ Brett Jefferson, Brett Jefferson/Individual (07/06/2026)